Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2017 RESULTS

Highlights

•	Operating revenue of $256.3 million.

•	Operating income of $60.1 million.

•	Net income of $33.1 million.

•	Adjusted EBITDA[1] of $137.9 million.

•	Cash and cash equivalents of $848.6 million.

•	Economic utilization[2] of 95%.

•	Order backlog of $1.5 billion and average contract duration of 1.5 years as of February 22, 2018.

•	The Company has received all required lender consents for a waiver of the Term Loan B (“TLB”) leverage covenant until the maturity of the TLB in February 2021, subject to customary closing conditions.

•	A distribution has been declared with respect to the fourth quarter ended December 31, 2017 of $0.10 per unit, in line with the third quarter distribution. This cash distribution will be paid on or about March 12, 2018 to all unitholders of record as of the close of business on March 5, 2018.

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Financial Results Overview

Total operating revenues for the fourth quarter were $256.3 million (3Q17: $276.8 million). The decrease was primarily due to the West Sirius termination payments having concluded in the third quarter, the West Capella commencing a new contract at a lower dayrate, a full quarter of idle time for the West Aquarius and slightly lower utilization of 95% for our rigs in operation (3Q17: 98%).

Total operating expenses for the fourth quarter were $200.8 million (3Q17: $193.0 million). The increase was primarily due to the reclassification of debt issuance costs from G&A to other financial items in the third quarter not being repeated in the fourth quarter and higher favorable contract amortization related to the West Polaris completing its contract sooner than expected. These movements were partially offset by lower costs for idle units.

Operating income was $60.1 million (3Q17: $148.5 million). The decrease was due to a smaller gain in the fourth quarter related to the reduction of West Polaris contingent liabilities than what was recognized in the third quarter and the movements referred to above.

Net financial items resulted in an expense of $27.6 million (3Q17: expense of $56.8 million). The decrease was primarily due to a gain on the mark to market valuation of derivatives of $12.8 million (3Q17: loss of $3.8 million) and lower expenses in other financial items related to debt issuance costs and reclassifications in the third quarter not being repeated in the fourth quarter.

Income before tax was $32.5 million (3Q17: $91.7 million). Income tax for the fourth quarter was a credit of $0.6 million (3Q17: expense of $12.9 million). The tax credit in the quarter was primarily due to lower provisions after filing certain tax returns, partially offset by a write down of deferred tax assets following changes in US tax legislation.

Net income attributable to Seadrill Partners LLC Members was $26.5 million for the fourth quarter (3Q17: $46.3 million) and distributable cash flow3 was $25.0 million (3Q17: $31.4 million).

[3]	Refer to Appendix A

Financing and Liquidity

The Company has received all required lender consents for a waiver of the TLB leverage covenant until the maturity of the TLB in February 2021, subject to customary closing conditions. In connection with the waiver, the Company has agreed to certain amendments, including but not limited to, increasing the applicable margin by 3%, a par prepayment contingent on the successful outcome of certain ongoing litigation, adding the West Vencedor as collateral and certain amendments relating to cash movements outside the TLB collateral group. For additional details refer to the 6-K filed on February 13, 2018.

As of December 31, 2017, cash and cash equivalents were $848.6 million (3Q17: $845.3 million). Total liquidity for the Company was $898.6 million at the end of the quarter, including $50 million of available undrawn amounts under our revolving credit facility.

Interest bearing debt was $3.4 billion as of December 31, 2017.

Net debt as at December 31, 2017 was therefore $2.6 billion giving a ratio of net debt to trailing twelve month adjusted EBITDA4 of 3.5:1.

As of December 31, 2017, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 82% of gross debt obligations as of December 31, 2017. The average swapped rate, excluding fixed margins, is approximately 2.49%.

[4]	Twelve month adjusted EBITDA: Twelve month trailing adjusted EBITDA means adjusted EBITDA for the twelve month period immediately prior to balance sheet date. Please see Appendix A for adjusted EBITDA definition.

Outlook

Adjusted EBITDA5 for the first quarter of 2018 is expected to be lower than for the fourth quarter of 2017 at around $80 million, based on operating income of around $4 million, reflecting:

•	A full quarter of idle time for the West Polaris and the West Vencedor.

•	Downtime on the West Auriga related to a planned classing survey.

•	These reductions are expected to be partially offset by the West Aquarius commencing its contract with BP in Canada.

February 22, 2018

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[5]	Refer to appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. At present uncertainty remains with respect to these additional factors. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(in $ millions)	December 31, 2017	September 30, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Operating revenues
Contract revenues	250.6	262.9	280.7	1,007.7	1,356.4
Reimbursable revenues	5.1	5.4	6.7	17.7	32.8
Other revenues	0.6	8.5	65.9	103.0	211.1

Total operating revenues	256.3	276.8	353.3	1,128.4	1,600.3

Revaluation of contingent consideration	4.6	63.9	—	89.9	—
Gain on sale of assets	—	0.8	—	0.8	—
Operating expenses
Vessel and rig operating expenses	94.0	96.9	84.3	345.4	373.9
Amortization of favorable contracts	21.7	17.6	17.6	74.4	70.6
Reimbursable expenses	4.6	4.9	6.3	16.1	30.2
Depreciation and amortization	68.9	68.2	67.2	274.9	266.3
General and administrative expenses	11.6	5.4	13.1	44.8	41.2

Total operating expenses	200.8	193.0	188.5	755.6	782.2

Operating income	60.1	148.5	164.8	463.5	818.1

Financial and other items
Interest income	4.7	4.0	3.2	15.7	11.5
Interest expense	(45.1)	(47.0)	(45.4)	(179.1)	(180.0)
Gain/(loss) on derivative financial instruments	12.8	(3.8)	74.3	(13.9)	(18.0)
Foreign currency exchange gain	—	0.5	2.1	0.9	0.6
Other financial items	—	(10.5)	—	(11.5)	—

Net financial items	(27.6)	(56.8)	34.2	(187.9)	(185.9)

Income before taxes	32.5	91.7	199.0	275.6	632.2

Tax expense	0.6	(12.9)	8.5	(40.3)	(86.5)

Net income	33.1	78.8	207.5	235.3	545.7

Net income attributable to Seadrill Partners LLC members	26.5	46.3	101.9	141.2	281.0

Net income attributable to the non-controlling interest	6.6	32.5	105.6	94.1	264.7

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at December 31, 2017	As at December 31, 2016
(in $ millions)
ASSETS
Current assets
Cash and cash equivalents	848.6	767.6
Accounts receivables, net	254.1	249.0
Amount due from related party	24.2	80.6
Other current assets	86.8	117.0

Total current assets	1,213.7	1,214.2

Non-current assets
Drilling units	5,170.9	5,340.9
Goodwill	3.2	3.2
Deferred tax assets	9.5	14.1
Other non-current assets	133.5	208.3

Total non-current assets	5,317.1	5,566.5

Total assets	6,530.8	6,780.7

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	162.9	93.8
Current portion of long-term related party debt	24.7	135.6
Trade accounts payable	37.4	31.9
Current portion of deferred and contingent consideration to related party	41.7	45.6
Related party payables	157.0	189.6
Other current liabilities	121.8	168.9

Total current liabilities	545.5	665.4

Non-current liabilities
Long-term debt	3,180.2	3,346.5
Long-term related party debt	—	24.7
Long-term deferred and contingent consideration to related party	46.0	157.6
Deferred tax liability	1.5	1.5
Other non-current liabilities	55.8	49.2

Total non-current liabilities	3,283.5	3,579.5

Total liabilities	3,829.0	4,244.9

Members’ capital:
Common unitholders (issued 75,278,250 units as at December 31, 2017 and as at December 31, 2016)	1,208.9	1,123.2
Subordinated unitholders (issued 16,543,350 units as at December 31, 2017 and as at December 31, 2016)	94.8	69.4
Seadrill member interest	—	—

Total members’ capital	1,303.7	1,192.6
Non-controlling interest	1,398.1	1,343.2

Total equity	2,701.8	2,535.8

Total liabilities and equity	6,530.8	6,780.7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve months ended
	December 31, 2017	December 31, 2016
(in $ millions)

Cash flows from operating activities
Net income	235.3	545.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	274.9	266.3
Amortization of deferred loan charges	12.6	11.4
Amortization of favorable contracts	74.4	70.6
Gain on disposal of PPE	(0.8)	—
Unrealized gain on derivative financial instruments	(25.8)	(32.2)
Unrealized foreign exchange gain	(3.5)	(9.4)
Payment for long term maintenance	(54.9)	(48.0)
Net movement in taxes	4.6	19.2
Revaluation of contingent consideration	(89.9)	—
Accretion of discount on deferred consideration	13.2	17.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(1.6)	38.7
Prepaid expenses and accrued income	(4.0)	8.6
Trade accounts payable	(1.0)	7.8
Related party balances	16.1	(64.3)
Other assets	34.4	70.0
Other liabilities	(4.9)	(12.1)
Changes in deferred revenue	(9.7)	(17.0)
Other, net	0.5	1.2

Net cash provided by operating activities	469.9	873.8

Cash flows from investing activities
Additions to drilling units	(60.3)	(13.1)
Insurance refund	—	7.1
Proceeds from sale of assets	16.2	—
Payment received from loans granted to related parties	39.4	103.6

Net cash (used in)/ provided by investing activities	(4.7)	97.6

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Twelve months ended
	December 31, 2017	December 31, 2016
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(215.1)	(105.3)
Repayments of related party debt	(66.0)	(249.5)
Debt fees paid	(3.8)	(0.3)
Contingent consideration paid	(40.0)	(59.7)
Cash distributions	(60.1)	(107.3)

Net cash used in financing activities	(385.0)	(522.1)

Effect of exchange rate changes on cash	0.8	(0.7)
Net increase in cash and cash equivalents	81.0	448.6
Cash and cash equivalents at beginning of the period	767.6	319.0

Cash and cash equivalents at the end of period	848.6	767.6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Seadrill member	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	230.4	50.6	—	281.0	264.7	545.7
Cash distributions	(52.7)	—	—	(52.7)	(54.6)	(107.3)

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	115.8	25.4	—	141.2	94.1	235.3
Cash distributions	(30.1)	—	—	(30.1)	(30.0)	(60.1)
Other distributions	—	—	—	—	(9.2)	(9.2)

Balance at December 31, 2017	1,208.9	94.8	—	1,303.7	1,398.1	2,701.8

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	December 31, 2017	September 30, 2017
(in $ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	26.5	46.3

Net income attributable to non-controlling interest [5]	6.6	32.5
Income tax expense	(0.6)	12.9
Interest income	(4.7)	(4.0)
Interest expense	45.1	47.0
Loss on derivative financial instruments	(12.8)	3.8
Other financial items	—	10.5
Foreign currency exchange	—	(0.5)
Depreciation and amortization	68.9	68.2
Revaluation of contingent consideration	(4.6)	(63.9)
Gain of sale of assets	—	(0.8)
Amortization of favorable contracts	21.7	17.6
Mobilization fees recognized in income	(1.9)	(4.7)
Mobilization fees billed during quarter	2.6	3.4
Standby fees billed during quarter	—	0.2
Deferred consideration falling due in quarter	(8.9)	(7.3)

Adjusted EBITDA	137.9	161.2

Interest receipts	4.6	3.8
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(46.9)	(58.6)
Income tax payments	(4.8)	(3.4)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(33.1)	(33.1)

Distributable cash flow before allocation to non-controlling interest	39.0	51.2

Allocation to non-controlling interest	(14.0)	(19.8)

Distributable cash flow	25.0	31.4

Distribution declared in respect of quarter	7.5	7.5

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	4.0	60.1	148.5

Depreciation and amortization	69.7	68.9	68.2
Revaluation of contingent consideration	—	(4.6)	(63.9)
Gain on sale of assets	—	—	(0.8)
Amortization of favorable contracts	11.3	21.7	17.6
Mobilization fees recognized in income	(1.3)	(1.9)	(4.7)
Mobilization fees billed during quarter	2.6	2.6	3.4
Standby fees billed during quarter	—	—	0.2
Deferred consideration falling due in quarter	(6.3)	(8.9)	(7.3)

Adjusted EBITDA	80.0	137.9	161.2

[5]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[6]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at December 31, 2017	As at September 30, 2017
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	3,405.8	3,441.2
Cash and cash equivalents	(848.6)	(845.3)

Net debt	2,557.2	2,595.9